UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5

Under the Securities Exchange Act of 1934*

Rimini Street, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76674Q107

(CUSIP Number)

GPIAC, LLC
4001 Kennett Pike
Suite 302
Wilmington
Delaware 19807
(212) 430-4340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GPIAC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,937,132 shares (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,937,132 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,937,132 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 12,937,132 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC, GPIC, Ltd. and GP Cash Management, Ltd., including 6,118,100 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

(2) As described herein, GPIAC, LLC and RMNI InvestCo, LLC have agreed to sell to the Underwriter (as defined below) an aggregate of 1,033,468 shares of the Issuer’s common stock pursuant to an Over-Allotment Option (as defined below) that was exercised by the Underwriter on March 9, 2021. Subject to customary closing conditions, settlement of the aforementioned transaction is expected to occur on March 11, 2021. The beneficial ownership reported herein reflects the disposal of such 1,033,468 shares of the Issuer’s common stock by GPIAC, LLC and RMNI InvestCo, LLC pursuant to the Over-Allotment Option. Assuming that the transaction closes as disclosed above, the Reporting Persons shall not further amend this Statement to reflect the occurrence of such closing.

(3) Percentage calculated based on (i) 77,205,341 shares of the Issuer’s common stock outstanding as of March 5, 2021, as disclosed in the Issuer's prospectus supplement dated March 8, 2021 to its prospectuses dated November 21, 2018 and November 21, 2018) (File No. 333-228322 and 333-228320) filed with the Securities and Exchange Commission on March 8, 2021, (ii) 7,750,000 shares of the Issuer's common stock to be issued by the Company pursuant to closing of the Follow-on Offering (as defined below), plus (iii) 6,118,100 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. RMNI INVESTCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,937,132 shares (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,937,132 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,937,132 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 12,937,132 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC, GPIC, Ltd. and GP Cash Management, Ltd., including 6,118,100 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

(2) As described herein, GPIAC, LLC and RMNI InvestCo, LLC have agreed to sell to the Underwriter (as defined below) an aggregate of 1,033,468 shares of the Issuer’s common stock pursuant to an Over-Allotment Option (as defined below) that was exercised by the Underwriter on March 9, 2021. Subject to customary closing conditions, settlement of the aforementioned transaction is expected to occur on March 11, 2021. The beneficial ownership reported herein reflects the disposal of such 1,033,468 shares of the Issuer’s common stock by GPIAC, LLC and RMNI InvestCo, LLC pursuant to the Over-Allotment Option. Assuming that the transaction closes as disclosed above, the Reporting Persons shall not further amend this Statement to reflect the occurrence of such closing.

(3) Percentage calculated based on (i) 77,205,341 shares of the Issuer’s common stock outstanding as of March 5, 2021, as disclosed in the Issuer's prospectus supplement dated March 8, 2021 to its prospectuses dated November 21, 2018 and November 21, 2018) (File No. 333-228322 and 333-228320) filed with the Securities and Exchange Commission on March 8, 2021, (ii) 7,750,000 shares of the Issuer's common stock to be issued by the Company pursuant to closing of the Follow-on Offering (as defined below), plus (iii) 6,118,100 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GP Cash Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,937,132 shares (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,937,132 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,937,132 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 12,937,132 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC, GPIC, Ltd. and GP Cash Management, Ltd., including 6,118,100 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

(2) As described herein, GPIAC, LLC and RMNI InvestCo, LLC have agreed to sell to the Underwriter (as defined below) an aggregate of 1,033,468 shares of the Issuer’s common stock pursuant to an Over-Allotment Option (as defined below) that was exercised by the Underwriter on March 9, 2021. Subject to customary closing conditions, settlement of the aforementioned transaction is expected to occur on March 11, 2021. The beneficial ownership reported herein reflects the disposal of such 1,033,468 shares of the Issuer’s common stock by GPIAC, LLC and RMNI InvestCo, LLC pursuant to the Over-Allotment Option. Assuming that the transaction closes as disclosed above, the Reporting Persons shall not further amend this Statement to reflect the occurrence of such closing.

(3) Percentage calculated based on (i) 77,205,341 shares of the Issuer’s common stock outstanding as of March 5, 2021, as disclosed in the Issuer's prospectus supplement dated March 8, 2021 to its prospectuses dated November 21, 2018 and November 21, 2018) (File No. 333-228322 and 333-228320) filed with the Securities and Exchange Commission on March 8, 2021, (ii) 7,750,000 shares of the Issuer's common stock to be issued by the Company pursuant to closing of the Follow-on Offering (as defined below), plus (iii) 6,118,100 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GP Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,937,132 shares (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,937,132 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,937,132 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 12,937,132 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC, GPIC, Ltd. and GP Cash Management, Ltd., including 6,118,100 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

(2) As described herein, GPIAC, LLC and RMNI InvestCo, LLC have agreed to sell to the Underwriter (as defined below) an aggregate of 1,033,468 shares of the Issuer’s common stock pursuant to an Over-Allotment Option (as defined below) that was exercised by the Underwriter on March 9, 2021. Subject to customary closing conditions, settlement of the aforementioned transaction is expected to occur on March 11, 2021. The beneficial ownership reported herein reflects the disposal of such 1,033,468 shares of the Issuer’s common stock by GPIAC, LLC and RMNI InvestCo, LLC pursuant to the Over-Allotment Option. Assuming that the transaction closes as disclosed above, the Reporting Persons shall not further amend this Statement to reflect the occurrence of such closing.

(3) Percentage calculated based on (i) 77,205,341 shares of the Issuer’s common stock outstanding as of March 5, 2021, as disclosed in the Issuer's prospectus supplement dated March 8, 2021 to its prospectuses dated November 21, 2018 and November 21, 2018) (File No. 333-228322 and 333-228320) filed with the Securities and Exchange Commission on March 8, 2021, (ii) 7,750,000 shares of the Issuer's common stock to be issued by the Company pursuant to closing of the Follow-on Offering (as defined below), plus (iii) 6,118,100 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

CUSIP No. 76674Q107
1	NAMES OF REPORTING PERSONS. GPIC, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,937,132 shares (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,937,132 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,937,132 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GP Investments, Ltd. is the sole shareholder of GP Cash Management, Ltd., a Bahamas limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 12,937,132 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC, GPIC, Ltd. and GP Cash Management, Ltd., including 6,118,100 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

(2) As described herein, GPIAC, LLC and RMNI InvestCo, LLC have agreed to sell to the Underwriter (as defined below) an aggregate of 1,033,468 shares of the Issuer’s common stock pursuant to an Over-Allotment Option (as defined below) that was exercised by the Underwriter on March 9, 2021. Subject to customary closing conditions, settlement of the aforementioned transaction is expected to occur on March 11, 2021. The beneficial ownership reported herein reflects the disposal of such 1,033,468 shares of the Issuer’s common stock by GPIAC, LLC and RMNI InvestCo, LLC pursuant to the Over-Allotment Option. Assuming that the transaction closes as disclosed above, the Reporting Persons shall not further amend this Statement to reflect the occurrence of such closing.

(3) Percentage calculated based on (i) 77,205,341 shares of the Issuer’s common stock outstanding as of March 5, 2021, as disclosed in the Issuer's prospectus supplement dated March 8, 2021 to its prospectuses dated November 21, 2018 and November 21, 2018) (File No. 333-228322 and 333-228320) filed with the Securities and Exchange Commission on March 8, 2021, (ii) 7,750,000 shares of the Issuer's common stock to be issued by the Company pursuant to closing of the Follow-on Offering (as defined below), plus (iii) 6,118,100 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. and GP Cash Management, Ltd. within 60 days of the date hereof.

Explanatory Note: This Amendment No. 5 to Schedule 13D amends and restates the statement on Amendment No. 2 to Schedule 13D/A filed with the Securities and Exchange Commission (the "SEC") on April 30, 2018, as amended by Amendment No. 3 thereto filed with the SEC on June 25, 2018 and Amendment No. 4 thereto filed with the SEC on July 20, 2018. This Amendment No. 5 to Schedule 13D amends and restates the Schedule 13D in its entirety in order to provide disclosure in connection with the Underwriting Agreement, the Lock-up Agreement and the Follow-on Offering (each as defined below).

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share, of Rimini Street, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

The name of the persons (collectively, the “Reporting Persons”) filing this Statement:

GPIAC, LLC
RMNI InvestCo, LLC
GP Cash Management, Ltd.
GP Investments, Ltd.
GPIC, Ltd.

(b) Residence or Business Address:

The principal business address of the Reporting Persons is:

For GPIAC, LLC:
4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807

For RMNI InvestCo, LLC:
4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807

For GP Cash Management, Ltd.:
Lyford Manor, Western Road, Lyford Cay, Nassau, N.P., The Bahamas, PO BOX CB-13007.

For GP Investments, Ltd.:
16 Burnaby Street, Hamilton, HM 11, Bermuda

For GPIC, Ltd.:
16 Burnaby Street, Hamilton, HM 11, Bermuda

(c) Present Principal Occupation and Employment:

Each of GPIAC, LLC and RMNI InvestCo, LLC was formed for the purpose of investing in and holding the securities of GP Investments Acquisition Corp, the legal predecessor of the Issuer. Each of GP Cash Management, Ltd. and GPIC, Ltd. is directly controlled by GP Investments, Ltd, a listed company focused on private equity.

(d) Criminal Convictions:

Neither Reporting Person has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

GPIAC, LLC and RMNI InvestCo, LLC are companies organized and existing under the laws of the State of Delaware. GP Investments, Ltd. and GPIC, Ltd. are companies organized and existing under the laws of Bermuda. GP Cash Management, Ltd. is a organized and existing under the laws of Bahamas.

Item 3. Source and Amount of Funds or Other Consideration.

On March 2, 2015, GPIAC, LLC purchased 4,312,500 ordinary shares (the “founder shares”) of GP Investments Acquisition Corp., a Cayman Islands Exempted Company (“GPIA”) pursuant to the Securities Subscription Agreement with GPIA dated March 2, 2015 for an aggregate purchase price of $25,000 or approximately $0.006 per ordinary share of GPIA. GPIAC, LLC transferred an aggregate of 60,000 founder shares to the independent directors of GPIA in connection with the consummation of GPIA’s initial public offering (the “IPO”) on May 26, 2015. Simultaneously with the closing of the IPO, GPIA completed the private sale of 6,062,500 warrants (the “private placement warrants”) at a purchase price of $1.00 per private placement warrant, to GPIC, Ltd., for an aggregate purchase price of $6,062,500, pursuant to the Sponsor Warrants Purchase Agreement entered into between GPIA and GPIC, Ltd on May 19, 2015. In connection with the consummation of the Business Combination (as defined below), the private placement warrants automatically became warrants in respect of the Issuer’s common stock.

In connection with GPIA’s initial business combination (the “Business Combination”) with Rimini Street, Inc., a Nevada corporation (“Rimini Street”), on May 16, 2017, GPIC, Ltd. entered into an Equity Commitment Letter with GPIA, dated May 16, 2017 (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, in connection with the consummation of the Business Combination, on October 10, 2017, RMNI InvestCo, LLC, an affiliate of GP Investments Ltd. (“RMNI InvestCo”), subscribed for 3,600,000 ordinary shares of GPIA (the “Sponsor Shares”) at a subscription price of $10.00 per ordinary share, for an aggregate purchase price of $36,000,000.

In connection with the consummation of the Business Combination on October 10, 2017, (a) GPIA changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware (“GPIA Delaware”), (b) Let’s Go Acquisition Corp., a wholly-owned subsidiary of GPIA Delaware merged with and into Rimini Street, with Rimini Street surviving the merger, (c) the surviving corporation of the merger referred to in (b) then merged with and into GPIA Delaware, with GPIA Delaware surviving the merger and (d) GPIA Delaware then changed its name to Rimini Street, Inc., which is the Issuer.

Item 4. Purpose of Transaction.

The information set forth in Item 3 and Item 6 of this Statement is incorporated by reference herein, as applicable.

All shares of the Issuer’s common stock are held by the Reporting Persons for investment purposes. The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Persons may, from time to time, retain or sell all or a portion of its/his shares of the Issuer’s common stock in the open market or in privately negotiated transactions. Any actions that the Reporting Persons might undertake will depend upon their review of numerous factors, including, among other things, the availability of shares of the Issuer’s common stock for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Issuer’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the board of directors of the Issuer, financial planning, and other future developments.

In December 2020, GP Cash Management, Ltd. acquired an aggregate of 3,500 public warrants issued by the Issuer. Each warrant is exercisable for one share of the Issuer’s common stock at an exercise price of $11.50.

On March 9, 2021, each of GPIAC, LLC and RMNI InvestCo, LLC (the “GP Selling Stockholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with Craig-Hallum Capital Group LLC (the “Underwriter”), the Issuer and the other selling stockholders named on Schedule I to the Underwriting Agreement in connection with an SEC registered underwritten follow-on equity offering of the Issuer’s common stock (the “Follow-on Offering”). Pursuant to the Underwriting Agreement, the Issuer has agreed to issue 7,750,000 shares of the Issuer's common stock (which, subject to customary closing conditions, is expected to occur on March 11, 2021) at a public offering price of $7.75 per share (the “Public Offering Price”), excluding underwriting discounts and commissions. The Underwriting Agreement contains customary terms and conditions for a public offering including customary representations and warranties and indemnity provisions by the GP Selling Stockholders.

In connection with the Follow-on Offering, pursuant to the Underwriting Agreement, the GP Selling Stockholders have granted to the Underwriter an over-allotment option of up to 1,033,468 shares of the Issuer's common stock that are owned by the GP Selling Stockholders (the “Over-Allotment Option”). Pursuant to the Over-Allotment Option, the Underwriter may purchase up to 1,033,468 shares of the Issuer's common stock from the GP Selling Stockholders at the Public Offering Price, less underwriting discounts and commissions. The Underwriter exercised the Over-Allotment Option in full on March 9, 2021. Subject to customary closing conditions, settlement of the aforementioned transaction is expected to occur on March 11, 2021. The beneficial ownership reported herein reflects the disposal of such 1,033,468 shares of the Issuer’s common stock by GPIAC, LLC and RMNI InvestCo, LLC pursuant to the Over-Allotment Option. Assuming that the transaction closes as disclosed above, the Reporting Persons shall not further amend this Statement to reflect the occurrence of such closing.

In accordance with the Underwriting Agreement, the GP Selling Stockholders entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter agreeing that, subject to certain exceptions, they may not, during the 90-day period from March 9, 2021, without the prior written consent of the Underwriter, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (including, without limitation, shares of the Issuer’s common stock which may be deemed to be beneficially owned by the GP Selling Stockholders in accordance with the rules and regulations of the SEC and securities which may  be issued upon exercise of a stock option, warrant or unit or conversion of the Issuer’s Series A Preferred Stock), (ii) enter  into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of the Issuer’s common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of the Issuer’s common stock or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to, the registration of any shares of the Issuer’s common stock or any security convertible into or exercisable or  exchangeable for shares of the Issuer’s common stock, or (iv) publicly announce an intention to effect any transaction specified in clauses (i), (ii) or (iii) above. The form of Lock-up Agreement is attached to the Underwriting Agreement as an exhibit thereto.

The foregoing description of the Underwriting Agreement and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement (which includes the form of Lock-up Agreement), which is filed as an exhibit hereto and which is incorporated herein by reference.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time and from time to time, review or reconsider its/his position with respect to the Issuer and reserve the right to change, formulate and/or develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a) The information contained on the cover pages to this Statement is incorporated herein by reference.

(b) The information contained on the cover pages to this Statement is incorporated herein by reference.

(c) The information contained on the cover pages and Item 4 of this Statement is incorporated herein by reference.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference herein, as applicable.

On May 19, 2015, GPIAC, LLC entered into the Registration Rights Agreement with GPIA and the other parties thereto (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, GPIA granted certain registration rights in respect of the founder shares and the private placement warrants and the ordinary shares of GPIA (which ordinary shares became the Issuer’s common stock in connection with consummation of the Business Combination).

Pursuant to the Equity Commitment Letter, RMNI InvestCo, LLC has, in relation to the Sponsor Shares, the benefit of the registration rights set forth in the Registration Rights Agreement as referred to above.

Item 4 summarizes certain provisions of the Underwriting Agreement and the Lock-up Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement (including the form of Lock-up Agreement) is attached as an exhibit hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit Number	Description
1.
Securities Subscription Agreement, dated March 2, 2015, between GP Investments Acquisition Corp. and GPIAC, LLC. (incorporated by reference to Exhibit 10.1 to the Registration Statement Report on Form S-1 (File No. 333-203500 ) filed by GPIA with the SEC on April 17, 2015).

2.
Sponsor Warrants Purchase Agreement, dated May 19, 2015, between GP Investments Acquisition Corp. and GPIC, Ltd (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed with the SEC on April 17, 2015).

3.
Registration Rights Agreement, dated May 19, 2015, between GP Investments Acquisition Corp. and GPIAC, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on June 1, 2015).

4.
Equity Commitment Letter, between GP Investments Acquisition Corp. and GPIC, Ltd., dated May 16, 2017 (incorporated by reference to Exhibit 10.51 to the Registration Statement on Form S-4/A filed with the SEC on August 9, 2017).

5.	Underwriting Agreement, dated March 9, 2021 (incorporated by reference to Exhibit 10.1 to Rimini Street, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on March 10,

Exhibit Number	Description
2021), which includes the form of Lock-up Agreement entered into by the GP Selling Stockholders.

99.1	Joint Filing Agreement dated March 10, 2021.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2021
GPIAC, LLC

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

RMNI InvestCo, LLC

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

GP Cash Management Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

GP Investments, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Chief Executive Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Chief Financial Officer

GPIC, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Director

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Director